Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,
	2006	2005
Income from continuing operations before income tax	$99,791	$65,819

Add:
Fixed charges	31,414	20,281
Amortization of capitalized interest	889	1,959

Less:
Interest capitalized	3,166	2,340
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$128,928	$85,719

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$21,415	$12,824
Interest capitalized	3,166	2,340
Portion of rent expense representative of interest (30%)	6,833	5,117

Fixed charges	$31,414	$20,281

Ratio of earnings to fixed charges	4.10	4.23

Deficiency of earnings to cover fixed charges	$—	$—